                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                       BIOMED RESEARCH TECHNOLOGIES, INC.
                       ----------------------------------
                 (Name of small business issuer in its charter)



               Delaware                                       65-0700727
               --------                                    ----------------
       (State or jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                       Identification No.)


    2821 E. Commercial Blvd., Ft. Lauderdale, Florida           33308
    -------------------------------------------------           -----
        (Address of Principal Executive Offices)              (Zip Code)


                                 (954) 229-0900
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

           Securities to be registered under Section 12(b) of the Act:

     Title Of Each Class                 Name Of Each Exchange On Which
     To Be So Registered                 Each Class Is To Be Registered
     -------------------                 ------------------------------
            None                                      N/A


           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                         ------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

PART I

Item 1.  Description of Business..................................................................   3

Item 2.  Management Discussion and Analysis.......................................................  14

Item 3.  Description of Property..................................................................  16

Item 4.  PRINCIPAL SHAREHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT............................  17

Item 5.  Directors, Executive Officers and Control Persons........................................  18

Item 6.  Executive Compensation...................................................................  22

Item 7.  Certain Relationships and Related Transactions...........................................  27

Item 8.  Description of Securities................................................................  28

PART II

Item 1.  Market Price of and Dividends on the Registrant's
             Common Equity and Other Shareholder Matters..........................................  29

Item 2.  Legal Proceedings........................................................................  29

Item 3.  Changes in and Disagreements with Accountants............................................  29

Item 4.  Recent Sales of Unregistered Securities..................................................  29

Item 5.  Indemnification of Directors and Officers................................................  31

PART F/S

         Financial Statements.....................................................................  32

PART III

Item 1.  Exhibit Index............................................................................  33

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

         Biomed Research Technologies, Inc., through its subsidiary, is engaged in identifying biomedical technologies currently available at academic research institutions and developing these technologies into products which will improve human health and the quality of life.

SUMMARY

         We initially intend to commercialize the "Bioavailability Booster," a patented pharmaceutical compound developed at the University of North Texas Health Science Center (UNTHSC) and Cardiovascular Research Institute (CRI) located in Fort Worth, Texas.

         Through our wholly-owned subsidiary, Sure Medical, Inc., we hold the exclusive worldwide rights to the Bioavailability Booster. The Bioavailability Booster is an enantiomer. An enantiomer is a pair of molecules that are identical in composition except their structures are mirror images and cannot be superimposed. Enantiomers were first identified for the ability of some individual enantiomers to bend light in opposite directions from their mirror image. The Bioavailability Booster is an enantiomer of a widely used and FDA approved drug, as a method to augment performance of certain other FDA approved pharmaceutical products.

         The Bioavailability Booster, as demonstrated in pre-clinical evaluation, may provide improved therapy for patients suffering from asthma, pulmonary disease, glaucoma, allergies and the common cold. We believe the Bioavailability Booster may become an important drug in the treatment of anaphylaxis (an acute allergic reaction) due to synergistic effects when combined with epinephrine (currently the drug of choice in treating anaphylaxis). The Bioavailability Booster permits a significant reduction in epinephrine dosage and concurrent adverse side effects without a loss in efficacy. The Bioavailability Booster protects the body's energy supply at the cellular level and permits a 2 to 3 times lower dose of epinephrine without effecting its beneficial activity which is very important for young people with asthma, elderly people with heart disease, and people with high blood pressure. The Bioavailability Booster also enhances performance of certain classes of pharmaceutical products.

         Reference is made to the glossary, which defines certain of the terms included in this prospectus.

GLOSSARY OF TERMS

         Scientific Terms

         ADRENERGIC AGONIST. An agonist is a drug that binds to a receptor site on a cell and causes a response by the cell. An agonist often mimics the action of a naturally occurring substance and an adrenergic agonist mimics the action of adrenaline. Although the antagonist may have no effect of its own, it often produces a response opposite to the agonist by preventing the agonist from stimulating the receptor. For example, the adrenergic agonist, adrenaline stimulates the heart to beat faster and an adrenergic antagonist would generally slow the heart rate by blocking the effect of adrenaline.

         ANTICHOLINERGIC. A term that describes the action of certain medications that inhibit the effects of the parasympathetic neurotransmitter, acetylcholine. Selected anticholinergic or cholinergic antagonists would facilitate breathing.

         ATP. Adenosine-triphosphate or ATP is a rapidly available form of stored energy used by virtually all living cells to carry out daily functions. The body restores the supply of used ATP as needed from ingested or stored fuels, primarily carbohydrates and fats.

         ENANTIOMER. One of a pair of molecules that is identical in composition except their structures are mirror images and cannot be superimposed.

         INOTROPIC. Used scientifically, inotropic describes agents that alter the quality of the developed force or vigor of muscle contractions. An inotrophic agent will generally stimulate the heart to contract faster and with more strength.

         RACEMIC MIXTURE. An equimolecular mixture of a pair of enantiomers. Such mixtures do not exhibit optical activity.

         STERIOISOMERS. Molecules that possess identical constitution, but which differ in the arrangement of their atoms.

         SYMPATHOMIMETICS. A term used to describe the activity of certain medications that mimic the actions of adrenaline or noradrenaline mediated through adrenergic receptors. These activities might include among others actions to accelerate the heart rate, constrict blood vessels, dilate airways, increase available energy and raise blood pressure.

         Medical Terms

         ANAPHYLAXIS. An acute allergic reaction that is sudden, severe, and involves the whole body. Common causes include insect bites, vaccines, food and drug allergies. Sometimes there is no identifiable cause.

         ASTHMA. A disease in which inflammation of the airways (lungs) causes airflow into and out of the lungs to be restricted. Asthma attacks can last minutes or days and become dangerous if the airflow becomes severely restricted. It is characterized by periodic attacks of wheezing, shortness of breath, chest tightness, coughing, and increased production of mucus.

         ARRHYTHMIAS. This term refers to a group of abnormal heart rhythms including bradycardia (slow heart rate), tachycardia (fast heart rate), and dysrythmias (general irregular heart rates). Arrhythmias are termed lethal if they cause a severe decrease in the pumping function of the heart as when the pumping function is severely decreased for more than a few seconds, blood circulation is essentially stopped (cardiac arrest) and organ damage (brain damage) may occur within a few minutes leading to death.

         CARDIAC ARREST. Cessation of the heart beat. If not reestablished within a few minutes, death occurs.

         CARDIAC NECROSIS. It is caused by ischemia (lack of oxygen to the heart tissues) with resulting damage to the muscles and can cause death.

         COPD. COPD or Chronic Obstructive Pulmonary Disease includes chronic bronchitis, emphysema, and asthma and represents any prolonged or persistent condition of respiratory (breathing) dysfunction resulting in oxygenation or carbon dioxide elimination at a rate that is not sufficient to meet demands of the body; it may become severe enough to cause respiratory failure.

         HYPERTENSION. A disorder characterized by high blood pressure. Essential hypertension has no identifiable cause and comprises over 95% of all hypertension.

         HYPOTENSION. A disorder characterized by low blood pressure. Orthostatic hypotension is low blood pressure caused by assuming an erect position from a supine or reclining position.

         INTRACTABLE SEIZURE. A sudden attack which is not easily cured or relieved.

         PARADOXYL BRONCHOSPAM. The constriction of air caused by spasmodic contraction of bronchial muscles.

         PALPITATION. An abnormal (rapid) beating of the heart. This can be due to exertion, strong emotion, or disease.

         REBOUND NASAL CONGESTION. As a result of continuous usage of topical nasal congestant medication, a return to a congested state rapidly after usage of the medication.

OUR HISTORY

         We were organized under the laws of Delaware in October 1996. We were organized as a medical company for the purposes of developing a distribution technology for Digital Rx Prescriptions utilizing Intranet and delivering the ordered items via over night services. In October 1997, we attempted to acquire Dunhill Rx, Inc., a pharmacy software management company. To facilitate Dunhill Rx's business plan we made an offering pursuant to Rule 504 in 1998. Because of our inability to obtain adequate funding, we were not able to facilitate our initial business plan and the acquisition of Dunhill Rx was rescinded.

         After being unable to proceed with the prescription business, we thereafter sought to identify another business in the medical area. With a review of many opportunities, we determined that the business model of Sure Medical, Inc. ("Sure") was most compatible with our initial business needs and requirements. Sure was organized under the laws of the State of Nevada on December 7, 1999. We entered into share exchange agreements with the shareholders of Sure in April 2001 to acquire all of the issued and outstanding shares of common stock of Sure. We issued an aggregate of 4,730,250 shares of our common stock to the shareholders of Sure in exchange for their wholly-owned interest in Sure. Shares were exchanged on a one for one basis and Sure became our wholly-owned subsidiary. Our fiscal year end is December 31.

         Our executive offices are located at Highland Oaks Center, 10150 Highland Manor Drive, Suite 200, Tampa, Florida 33610. We also maintain administrative offices at 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308. Our web site is http://www.ebrti.com.

OUR BIOAVAILABILITY BOOSTER

         Through Sure, we are focused on the commercial development of the Bioavailability Booster which is an enantiomer which provides synergetic effects with several existing pharmaceutical products. We believe that significant improvement in current therapy for respiratory disease, glaucoma, cardiac arrest and other disease states can be achieved through co-administration of our Bioavailability Booster, and various products in classes of pharmaceuticals identified as adrenergic agonists, sympathomimetics, and anticholinergics (collectively "Agents").

         The Bioavailability Booster, as identified in pre-clinical studies, may provide substantial improvement in current treatments for patients suffering from asthma, emphysema, chronic bronchitis, glaucoma, and nasal congestion. We believe our Bioavailability Booster may have applications in the management of anaphylaxis and cardiac arrest due to synergistic effects when combined with epinephrine, which is currently the drug of choice in the industry. Epinephrine often manifests significant adverse effects when administered to the young, diabetics, or to patients suffering from respiratory or cardiovascular disease. The Bioavailability Booster may reduce these effects.

         Agents, to some degree, exert inotropic influences on the heart, constrict or relax blood vessels, and relax bronchial muscles. Agents, however, have important disadvantages in that they produce disproportionate increases in cardiac energy requirements and can deplete energy reserves at the cellular level, which can result in lethal cardiac arrhythmias and cardiac necrosis. Prolonged usage of Agents commonly requires increasing dosage levels to maintain therapeutic effects that also increase adverse effects. Under laboratory conditions, the combination usage of the Bioavailability Booster and an Agent in a large mammal resulted in a 2-3 fold reduction in the quantity of Agent necessary to achieve the same effect as usage of the Agent alone thus providing efficacy at significantly reduced dosage levels of the Agent and correspondingly reduced negative side effects.

EXCLUSIVE LICENSE AND ASSIGNMENT OF PATENT AND TECHNOLOGY RIGHTS

         We hold the exclusive license to the patent and technology rights of the Bioavailability Booster through an agreement entered into by and between UNTHSC and My-Tech, Inc. Under an agreement entered into in March 2001, Sure received the exclusive license and assignment of the Bioavailability
Booster from My-Tech, Inc. in return for 1,000,000 shares of Sure's common stock. Under the agreement UNTHSC will be entitled to a 2% royalty from gross revenues in excess of $865,000 received by Sure from commercial applications of the Bioavailability Booster.

STRATEGY

         Our intent is to seek out joint-venture partners or to license the Bioavailability Booster to pharmaceutical companies with the capability of both manufacturing and marketing products worldwide.

         Our principal objective is to obtain widespread usage of our Bioavailability Booster for several therapeutic indications where it can either improve treatment efficacy or reduce current adverse side effects of current drug treatments. We intend to achieve this objective through the following:

         Resolve outstanding pre-clinical issues. Review and determine what further product evaluation regarding safety and efficacy and dosage form and dosage range are required for one or, possibly, two therapeutic indications for which the Bioavailability Booster shows promise of superior therapy to currently sold prescription pharmaceutical products.

         Secure an Investigational New Drug (IND) Approval from the FDA. Once outstanding pre-clinical issues have been resolved we intend to submit the required documentation to the FDA to secure an IND Approval and initiate clinical trials. The treatment of anaphylaxis may well be one of the indications selected and, should this be the case, because of the small market size and the potential for causing cardiac arrest using currently available therapies, we believe that the FDA approval could be granted within 18 to 24 months.

         Leverage the Technology through Strategic Partnerships. We plan to leverage our technology platform and consolidate and enhance our position through joint-venture and out-licensing arrangements for indications in respiratory therapy, nasal congestion (cough/cold therapy), the treatment of open-angle glaucoma, cardiac arrest, and, possibly, conjunctive usage with epinephrine/lidocaine in selected dental procedures. Our research and development efforts will be dedicated to continually enhancing existing technology and also to develop new, patentable applications of its technology and views these efforts as an important element of our business strategy.

MARKET AND POTENTIAL APPLICATIONS

         Large, Established, Growing Markets

         According to IMS Health, total U.S. sales in 2000 were over $11 billion and worldwide sales are estimated at $22 billion in markets where our Bioavailability Booster can make significant improvement in currently used products.

         Chronic Obstructive Pulmonary Disease was the fourth leading cause of death in the United States according to the National Center for Health Statistics and over 14 million cases of bronchitis and 2 million cases of emphysema are reported annually. Nearly 14.5 million Americans have asthma. The U.S. market for respiratory therapy product sales in the year 2000 were $6.2 billion and the worldwide market was estimated at $11.0 billion.

         In addition, the U.S. market for ophthalmic products was $2.4 billion in 2000 and the worldwide market is estimated at $5.0 billion. Through the use of our Bioavailability Booster, we believe we can provide improved therapy for open-angle glaucoma. Approximately 5.2 million people worldwide are blind due to glaucoma.

         We also believe our Bioavailability Booster may reduce the incidence of rebound nasal congestion associated with the longer-term usage of topical nasal decongestant products and also reduce side effects such as drowsiness and increased heart rate commonly associated with the use of antihistamines. Sales of medications to alleviate symptoms associated with the common cold and allergies were $2.8 billion in the U.S. in 2000. Worldwide sales are estimated at $6.0 billion.

         Significant Advantages vs. Currently Marketed Products

         We believe the principal advantages of our Bioavailability Booster is that it permits a lower dosage of products identified as sympathomimetics, adrenergic agonists, and anticholinergics thus providing efficacious therapy with reduced active ingredient dosage levels which creates:

         -        a corresponding reduction in adverse reactions,

         - the potential inclusion of persons previously excluded for treatment with certain Agents because of compromised heart function, and

         - extended time of use of these products because of lower levels of depletion of energy reserves with high dosage usage in patients and longer term lower dosage (chronic) usage in patients who often suffer from rebound nasal congestion and reduced efficacy in bronchodialation, or have compromised heart function.

         Potentially lethal cardiac arrhythmias and cardiac necrosis can occur through the use of Agents due to an imbalance between nutritional supply availability and energy demand caused by these Agents. We believe our Bioavailability Booster will reduce this imbalance.

         Below listed are several commonly used Agents together with their applications and prevalent adverse side-effects. We believe the Bioavailability Booster will either reduce or eliminate these adverse side-effects.

Agent (compound)               Applications                          Adverse Effects
----------------               ------------                          ---------------
Epinephrine                    allergic reactions                    palpitations tachycardia cerebral
                                                                     edema pulmonary edema

Theophylline                   cardiac arrhythmia                    intractable seizure persistent
                                                                     vomiting muscle tremor

Albuterol                      paradoxyl bronchospasm                tremors

Isoproterenol                  paradoxyl bronchospasm                hypertension

Ipratropium bromide            lecithin; bronchospasm                bronchospasm cough

Metaproterinol                 cardiac arrhythmias                   nervousness; tachycardia tremor

Brimonidine Tartrate           cardiovascular disease;               oral dryness; ocular hyperemias
                               orthostatic hypotension

         Other Agent molecules that have received FDA and health authority approval in other countries with similar cautions and adverse affects are norepinephrine, dyphylline, ephedrine, terbutaline sulfate, salmeterol xinafoate, dobutamide, aminophylline, phenylephrine, phenylpropanolamine, and pseudophedrine.

         Major international pharmaceutical companies currently selling products containing one of more Agent molecules include Abbott Laboratories, Boehringer Ingelheim, Bristol-Myers Squibb, Novartis, American Home Products, Allergan, Alcon, AstraZeneca, Bayer Corp., Glaxo Wellcome, Johnson & Johnson, Merck & Co., Pfizer, Sanofi, SmithKline Beecham, Schering-Plough Corp., and Wallace Laboratories.

         Status of Product Development

         Development of our Bioavailability Booster began in September 1998 at UNTHSC. Research and development of the Bioavailability Booster at UNTHSC is continuing today. Our Bioavailability Booster combines the enantiomer of a widely used FDA approved molecule with any Agent. The composition product at the current stage of dosage development appears to be effective between 0.01 and 5 ug/mL of the Agent and between 0.1 and 6 ug/mL of the Bioavailability Booster, representing a significant reduction in the efficacious dosage level of the Agent. In a recent study in a large mammalian species, the combination composition produced data which demonstrated a synergistic effect between the Bioavailability Booster and the Agent (in this case, epinephrine),in that 2-3 fold less epinephrine was needed to produce the same effect as epinephrine and the racemic mixture of the FDA approved molecule.

         The Bioavailability Booster is in the pre-clinical stage of development and the information on dosage levels of it and epinephrine is the result of a study in a large mammal and results of the level of ATP in the blood and the effects of epinephrine on heart beat speed and blood flow.

         Upon completion of the pre-clinical stage, an Investigational New Drug
(IND) will be filed with the FDA so that clinical evaluation may commence.

MANUFACTURING

         We are currently discussing manufacturing activities with firms that are in compliance with current Good Manufacturing Practice and current Good Laboratory Practice Guidelines issued by the FDA. To date, we have not entered into any agreements with manufacturing firms.

         We have held preliminary discussions with several firms specializing in bulk manufacturing and chemical synthesis from discovery through commercialization for the pharmaceutical industry. We believe that satisfactory manufacturing agreements can be negotiated with these firms on terms acceptable to us and consistent with our operating and financial projections. However, to date we have not engaged, nor had material negotiations with any manufacturing firm.

COMPETITION

         Competition in the biomedical and pharmaceutical business is intense, both in the United States and in foreign countries. Although several products are currently sold successfully for indications which we intend to enter with our Bioavailability Booster, we believe that the combination of our Bioavailability Booster with currently prescribed pharmaceutical products will increase efficacy of these existing products, improve human safety when using currently sold medications for disease therapy, or enhance performance in both of these activity areas.

GOVERNMENT REGULATION

         The research and development, manufacturing, and marketing of pharmaceutical products are subject to extensive regulation by the FDA and by comparable government regulatory agencies in other countries. These national agencies and other federal, state, and local authorities regulate, among other activities, research and development, product evaluation and testing, manufacture, product safety and efficacy, conditions of storage, record keeping, approval, advertising and promotional claims made by pharmaceutical products. Non-compliance with regulations governing these activities can result in rejection of approval to market the product, total or partial suspension of manufacturing, fines, injunctions, civil penalties, recall or seizure of the product and criminal prosecution. To date we have not made any application to the FDA, nor received FDA approval for our product.

         Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that often differ from FDA requirements and also vary from country to country. The time required to obtain approvals in other countries may be longer or shorter than that required by the FDA for approval to market a product and requirements for licensing an associated company for the manufacture and sale of a product may differ from FDA requirements. Failure to comply with government regulatory requirements could have a material adverse effect on our business, financial condition, and operating results.

INTELLECTUAL PROPERTY

         A patent was granted to Dr. James Caffrey (inventor) and UNTHSC (assignee) for the Bioavailability Booster by the U.S. Patent Office on September 4, 2001. Through an agreement made in March 2001 with UNTHSC and My-Tech, Inc., Sure obtained exclusive rights to the Bioavailability Booster. A foreign filing license was granted in July 2000.

ADVISORY BOARDS

         We have assembled distinguished scientific and business advisory boards, which provide us expertise in critical medical, scientific, product development, regulatory, and business issues. These individuals assist us on issues related to pre-clinical and clinical evaluation protocol design, government regulatory affairs, manufacturing and product development, and strategic issues regarding commercial development of our technologies.

Scientific Advisory Board

Leon J. Lewandowski, M.D., Ph.D., Head of the Medical Advisory Board. Executive Director of Scientific, Regulatory and Clinical Affairs

Peter B. Raven, Ph.D., Chairman, UNTHSC Department of Integrative Physiology

James L. Caffrey, Ph.D., Director, UNTHSC Cardiovascular Research Institute

J. Larry Durstine, Ph.D., Chairman, Director Department of Exercise Science, University of South Carolina

Business Advisory Board

Robert Loy, Retired EVP, COO Roberts Pharmaceuticals, Head of the Business Advisory Board

Ronald R. Blanck, D.O., M.A.C.P., President University of North Texas Health Science Center, Retired Surgeon General of the U.S. Army, Commander of the U.S. Army Medical Command

Harry C. Green, CEO Investor Life Services

Kathleen T. Linta, President Thornton Medical Communications

Laurence A. Madison, CPA, MST, PFS, President EAI, Inc.

EMPLOYEES

         As of September 2001 we had 4 full-time employees and no part-time employees. Sure employs 4 persons in general and financial management; scientific and medical development; and regulatory affairs. We have not experienced any work stoppages and consider our employee relations to be good.

ITEMS 2. MANAGEMENT DISCUSSION AND ANALYSIS

         The following discussion should be read in conjunction with our financial statements and the related notes that are included in this prospectus.

         As a development stage company we have incurred a net loss from inception through August 31, 2001 of approximately $1,856,976. We have been working to develop our Bioavailability Booster and believe that preliminary clinical studies are promising. As our clinical research and development continues, we are also focused on identifying drug manufacturing and marketing to form agreements and alliances to eventually produce and develop a commercially viable product. Presently we are working to structure agreements, joint ventures, licensing contracts, and strategic alliances with these companies. To date we have not entered into any agreements, joint ventures, licensing contracts or strategic alliances.

         While we were organized in 1996, we did not acquire Sure until 2001. We have little operating history upon which an evaluation of management's performance and our future prospects can be made. There can be no assurances whatsoever that we will be able to successfully implement our business strategy or penetrate our markets or attain a wide following for our product, or that we will ever attain a level of profitability. In addition, we will be subject to all the risks inherent in a start-up enterprise. Our prospects must be considered in light of the numerous risks, expenses, delays and problems frequently encountered in the establishment of a new business in industries characterized by emerging markets and intense competition.

         As of August 31, 2001, we had existing cash reserves of $10,518. We believe we can satisfy our cash requirements for the next 6 months from existing cash reserves and loans from shareholders. We will need to raise additional funds to aid us in marketing the Bioavailability Booster so we can locate third parties to develop and produce the Bioavailability Booster. We will consider third party financing or the private placement of our securities as sources to raise funds.

         Research and development has resulted in patent protection for our Bioavailability Booster in the United States. We are currently focusing our attention towards completing necessary research and development and locating relationships to market, license, manufacture and produce our Bioavailability Booster. We will rely on relationships with third parties for the production and distribution of the Safe Bioavailability Booster. If the Bioavailability Booster proves effective, we will work to introduce and distribute it throughout the world focusing on securing international patent protection for our product.

         We do not anticipate any purchase of plant or significant equipment during the next 12 months. We also do not anticipate any significant change in the number of our employees in the next 12 months.

ITEM 3. DESCRIPTION OF PROPERTY

         Our executive offices are located at Highland Oaks Center, 10150 Highland Manor Drive, Suite 200, Tampa, Florida 33610. Our administrative offices are presently located at 2821 E. Commercial Blvd., Suite 210, Fort Lauderdale, Florida 33308. Our executive offices are currently leased for $1,000 per month on a month to month basis from HQ Global Holdings, Inc. Our administrative offices are leased at $200 per month from Dr. Ahmad Moradi on a month to month basis. Dr. Moradi is an officer and director of our company.

ITEM 4. PRINCIPAL SHAREHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT

         The following table sets forth, as of the date of this registration statement, information known to us relating to the beneficial ownership of our common stock by: 1) each person who is the beneficial owner of more than five percent of the outstanding shares of common stock; 2) each director; 3) each executive officer; and 4) all executive officers and directors as a group.

         Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days from the date of this Memorandum upon the exercise of options, warrants, convertible securities or other understandings. We determine a beneficial owner's percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other persons and which are exercisable within 60 days of the date of this registration statement, have been exercised or converted.

    Name and Address of                                 Number                            Percentage
    Beneficial Owner(4)                               of Shares                            of Class
    -------------------                               ----------                          ----------
Ahmad Moradi, Ph.D.(1)                                 1,851,900                             16.7%

Steven Rosner                                          1,745,833                             15.7%

Donald Clippinger                                        583,334                              5.2%

William Stafford(2)                                    3,030,000                             27.2%
1905 Astor Avenue
Tampa, Florida 33612

Jeffrey Fernyhough, M.D.(3)                              835,600                              7.5%

Officers and Directors(1)                              4,181,067                             37.6%
as a group (3 persons)

(1) Also includes an aggregate of 600,000 shares held by Dr. Moradi's wife and daughter.

(2) Mr. Stafford's interest is held in My-Tech, Inc. and Waterfield Holdings, Inc., companies in which he is the sole shareholder.

(3)      Includes shares held by members of Dr. Fernyhough's family.

(4) We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, unless noted otherwise. Unless otherwise indicated, the business address of each person in the table is 2821 East Commercial Boulevard, Suite 201, Fort Lauderdale, Florida 33308.


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

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

         The following table sets forth the names, positions and ages of the executive officers, directors and key employees of Biomed and Sure. Directors are elected annually and serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by our board of directors and their terms of office are at the discretion of our board.

BIOMED RESEARCH TECHNOLOGIES, INC.

      Name                                           Age              Position
      ----                                           ---              --------
Ahmad Moradi, Ph.D.                                  46               Chairman of the Board of Directors, Chief
                                                                      Executive Officer
Steven L. Rosner                                     49               Executive Vice President, Chief Operating
                                                                      Officer, Director
Donald Clippinger                                    70               President, Director

Key employee:
Richard J. Paull                                     46               Comptroller

SURE MEDICAL, INC.

      Name                                           Age              Position Held
      ----                                           ---              -------------
Steven L. Rosner                                     49               Chairman, Interim President
Harry C. Green                                       58               Director
Laurence A. Madison                                  48               Director

Key employee:
Richard J. Paull                                     46               Comptroller

BIOMED

         AHMAD MORADI has served as our officer and director since inception. He has 20 years of experience in information technology, communications, software development, marketing, business management, mergers, acquisitions and managing public corporations. From August 1998 through July 2000 he was chairman and chief executive officer of WorldCast Interactive, Inc., a Florida corporation. Since 1992, he served as President of g4, Inc., an information technology and business strategy growth consulting firm. Dr. Moradi obtained a degree in mathematics, engineering and international business from Florida Atlantic University. He received a Ph.D. in management information systems from LaSalle University. Dr. Moradi has been inducted in over 20 Who's Who Registries Worldwide.

         STEVEN ROSNER has served as executive vice president and chief operating officer since April 2000. He has served as chairman and interim president of Sure since the share exchange. From May 1994 to June 1997, he served as vice president of marketing for Cardiotrace, a trans-telephonic heart monitoring company where he developed a national sales organization. From July 1990 to April 1994 he served as vice president of operations for Rx Medical, Inc. a medical laboratory company where he was instrumental in implementing a growth through a merger/acquisition strategy. Mr. Rosner holds a degree in systems analysis programming from Honeywell Institute. In connection with a shareholder agreement dispute, Mr. Rosner filed an order for relief under chapter 7, and with no complaint objecting to discharge, an order for relief was granted on October 17, 1996.

         DONALD CLIPPINGER has served as our director and president since September 2000. He has over 25 years of experience in general management, corporate development, licensing, government regulatory affairs and consulting for large and small healthcare companies. From 1968 to 1984 he served as president of Squibb Canada and vice president of commercial development and vice president of Bristol-Myers Squibb Corporation. He was responsible for long term planning including the identification and market introduction of new products. Other industry experience includes employment with Mead Johnson & Company as vice-president and general manager in Canada; G.D. Searle & Company as director of international sales; and Pfizer International as general sales manager Pfizer Columbia (SA). Most recently he has served as an executive officer for numerous developmental stage companies including Vector Medical Technologies, a transdermal drug delivery company, from 1996 to 1999; Novo Medical, Ltd., a female cosmeceutical/nutritional products company, from 1992 to 1995; and Nastech Pharmaceutical Company, a transnasal drug delivery company, from 1989 to 1991. Mr. Clippinger is a graduate of Lawrence University and the American Graduate School of International Management.

         RICHARD PAULL has served as comptroller for of our company since October 1997 and as comptroller for Sure since January 2001. He has provided consulting services for various publicly held companies during the past 5 years. He has provided consulting services for companies such as Westmark Group Holding, Inc., Netgates, Inc. and World Cast Interactive, Inc. Mr. Paull is a principal of R & J Consulting, an accounting and tax firm specializing in assisting small to medium sized corporations in obtaining financing from private or public sources. From February 1984 to May 1986 he worked as an auditor with Grant Thornton, LLP in Boston, Massachusetts. He obtained his masters degree in business administration with a concentration in accounting from Suffolk University in

Boston, Massachusetts and a dual B.S./B.A. in biology and education from Syracuse University.

SURE

         Several of our officers and directors provide services for Biomed and Sure. Biographies for the individuals that serve both companies are disclosed above.

         HARRY C. GREEN has served as a director of Sure since February 2001. He is also a member of our business advisory board. Mr. Green currently serves as the chief executive officer and founder of Investor Life Services. In 1984, Inc. Magazine recognized Investor Life Services as the second fastest growing privately held company in America. In 1990, Entrepreneur magazine featured Mr. Green's accomplishments and growing sales and marketing organizations. In July 1998, Good Business World featured Mr. Green in Successes Network Marketing Magazine. In 1968, Mr. Green formed Professional Life Associates Inc. and developed the first cafeteria-style group benefit plan.

         LAURENCE A. MADISON has served as a director of Sure since February 2001. He is also a member of our business advisory board. Mr. Madison is President, EAI, Inc. Mr. Madison has served as treasurer and CFO for a broker dealer, mutual fund and other financial services companies. Mr. Madison has been president of Madison & Associates, Ltd from October 1995 to 2001. His primary responsibilities included initial SEC registration and financial reporting for the investment entities and equity restructuring and refinancing for the other financial service entities. Recently, he has specialized is providing tax and financial consulting services to businesses including planning for strategic and profitable growth, mergers and acquisitions, compensation and benefits, income tax and succession issues. He has served as a panel member for SEC mergers and acquisition national seminars. From 1986-1989 he headed Ernst & Young's insurance tax consulting practice for Ernst & Young's North Central Region. Mr. Madison is a certified public accountant and has received the personal financial specialist designation from the AICPA. He received a bachelor of science in accounting from Purdue University and a masters of science in taxation from DePaul University.

ELECTION OF DIRECTORS

         Each of our directors are elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his or her successor is elected and qualified. The bylaws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified.

DIRECTORS' COMPENSATION

         Our directors will receive 2,500 shares of common stock for agreeing to serve on our board of directors. In addition, directors will receive options to purchase 2,500 shares of our common stock exercisable at fair market value for attendance at each annual meeting of the board of directors. The options can be exercised on the latter of December 31, 2003 or three years from the date of issuance.

SCIENTIFIC BOARD AND BUSINESS BOARD OF ADVISORS COMPENSATION

         Our scientific and business board of advisors will receive 2,500 shares for agreeing to serve on either our scientific board or business board of advisors, and options to purchase 2,500 shares of our common stock exercisable at fair market value for attendance at each annual meeting of the scientific advisory board or business advisory board. The options can be exercised on the latter of December 31, 2003 or three years from the date of issuance. To date we have issued 22,500 shares of common stock to 9 members of our advisory boards.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following tables present information concerning the cash compensation and stock options provided to our chief executive officer and each additional executive officer whose total annualized compensation exceeded $100,000 for the year ended December 31, 2000.

                                                                                          Long-
                                                                                          Term
                                                                                        Incentive
                             Fiscal                        Other Annual                   Plan         All Other
Name and Principal Position   Year      Salary      Bonus  Compensation   Options/(#)    Payouts     Compensation
---------------------------  ------   -----------   -----  ------------   ------------  ---------    ------------

Ahmad Moradi
Chairman of the Board,       2000     $250,000(1)     --         (2)          --            --            --
Chief Executive Officer      1999     $250,000(1)     --       --                           --            --
                             1998           --        --       --             --            --            --

(1)      Salary has been accrued.

(2) Dr. Moradi received 1,000,000 shares of our common stock as compensation for services provided in 2000.

OPTION GRANTS IN LAST FISCAL YEAR

         No options have been granted to our executive officers since inception.

AGGREGATED YEAR END OPTION TABLE

         As of December 31, 2000 no stock options nor stock appreciation rights were granted or outstanding.

EMPLOYMENT AGREEMENTS

         Currently, all of our officers and directors are working under employment agreements. These individuals have agreed that until such time as we are able to make full cash compensation due under their respective agreements, that their salaries will accrue or be converted to stock at the individuals option.

         Ahmad Moradi, Chairman and Chief Executive Officer. On January 1, 1999, we entered into a five year employment agreement with Ahmad Moradi. Under the terms and conditions of his employment agreement, Dr. Moradi shall receive an annual base salary of $250,000 and annual bonuses equal to no less than 1.5% of our net profits. We shall reimburse Dr. Moradi for all or reasonable expenses he incurs as an employee of our company, including without limitation, automobile and travel expenses and all reasonable entertainment expenses. The employment agreement is renewable for successive one year terms upon its termination.

         Steven L. Rosner, Executive Vice President and Chief Operating Officer. On April 1, 2000, we entered into a five year employment agreement with Steven
L. Rosner. Under the terms and conditions of his employment agreement, Mr. Rosner shall receive an annual base salary of $250,000 and annual bonuses equal to no less than 1.5% of our net profits. In addition, Mr. Rosner received 600,000 shares of our common stock which vested April 1, 2001. We shall reimburse Mr. Rosner for all or reasonable expenses he incurs as an employee of our company, including without limitation, automobile and travel expenses and all reasonable entertainment expenses. The employment agreement is renewable for successive one year terms upon its termination.

         Donald Clippinger, President. On September 1, 2000, we entered into a three year employment agreement with Donald Clippinger. Under the terms and conditions of his employment agreement, Mr. Clippinger shall receive an annual base salary of $250,000 and annual bonuses equal to no less than 1.5% of our net profits. We shall reimburse Mr. Clippinger for all or reasonable expenses he incurs as an employee of our company, including without limitation, automobile and travel expenses and all reasonable entertainment expenses. The employment agreement is renewable for successive one year terms upon its termination. In addition, Mr. Clippinger received 500,000 shares of our common stock which vested September 1, 2001.

INCENTIVE AND NON-QUALIFIED STOCK OPTION PLAN

         The Board has adopted a 2001 Employee Stock Option Plan.

         The Stock Option Plan Generally

         The Board adopted the Plan effective January 1, 2001. The Plan is for an indefinite period. Under the Plan, the Board or the Compensation Committee may grant stock incentives to key individuals performing services for our company, including employees, officers, eligible directors, consultants and agents. Awards under the Plan may be in the form of incentive stock options and nonqualified stock options.

         Shares Available for the Plan

         We presently have 3,000,000 shares of common stock reserved for issuance under the Plan. The aggregate fair market value of shares underlying incentive stock options made to any one participant in a fiscal year under the Plan may not exceed $100,000. The number of shares that can be issued and the number of shares subject to outstanding options may be adjusted in the event of a stock split, stock dividends, recapitalization or other similar event affecting the number of shares of our outstanding common stock.

         Plan Administration

         The Board or the Compensation Committee will administer the Plan. Subject to the specific provisions of the Plan, the Committee determines award eligibility, timing and the type, amount and terms of the awards. The Committee also interprets the Plan, establishes rules and regulations under the Plan and makes all other determinations necessary or advisable for the Plan's administration.

         Options under the Plan may be either incentive stock options, as defined under the tax laws, or nonqualified stock options. The per share exercise price may not be less than the fair market value of our common stock on the date the option is granted. The Compensation Committee may specify any period of time following the date of grant during which options are exercisable, so long as the exercise period is not more than 10 years. Incentive stock options are subject to additional limitations relating to such things as employment status, minimum exercise price, length of exercise period, maximum value of the stock underlying the options and a required holding period for stock received upon exercise of the option. Only nonqualified options may be granted to individuals who are not our employees.

         Upon exercise, the option holder may pay the exercise price in several ways. He or she can pay: (1) in cash; (2) by delivering previously owned common stock with a fair market value equal to the exercise price; (3) by directing us to withhold shares of common stock with a fair market value equal to the exercise price; or (4) by a combination of these methods.

         Expiration of Options

         Generally, options granted under the Plan expire on the date determined by the Committee at the time of the grant, subject to earlier expiration as specified in the award agreement if the holder terminates employment prior to that date. IRS rules require that incentive stock options expire no later than three months after the termination of employment for any reason other than death or disability, or one year after termination of employment by reason of death or disability, in either case subject to the normal expiration date of the option. In no event may an option be exercised after its expiration date. Any unvested portion of an option will expire immediately upon termination of employment.

         Outstanding Options

         To date, no options have been issued under the Plan.

         Transferability

         Generally, an option may not be sold, assigned or otherwise transferred during its holder's lifetime, except by will or the laws of descent and distribution.

         Tax Consequences

         The following is a summary, based on current law, of some significant federal income tax consequences of awards under the Plan. Participants are advised to consult with their own tax advisor regarding the federal, state and local tax consequences of the grant and exercise of an option.

         Participants in the Plan do not recognize taxable income by reason of the grant or vesting of an option, and we do not receive a tax deduction by reason of either event. At exercise, the federal tax consequences vary depending on whether the award is an incentive stock option or nonqualified stock option.

         Incentive Stock Options

         Upon exercise of an incentive stock option, its holder does not recognize taxable income, and we do not receive a tax deduction. However, the excess of the fair market value of our common stock on the date of exercise over the exercise price is an adjustment that increases alternative minimum taxable income, the base upon which alternative minimum tax is computed.

         If the shares purchased upon the exercise of an incentive stock option are sold at a gain within two years from the date of grant, or within one year after the option is exercised, then the difference, with certain adjustments, between the fair market value of the stock at the date of exercise and the exercise price will be considered ordinary income. Any additional gain will be treated as a capital gain. If the shares are sold at a gain after they have been held at least one year and more than two years after the grant date, any gain will be treated as a long-term capital gain. Any loss recognized upon a taxable disposition of the shares generally would be characterized as a capital loss.

         Nonqualified Stock Options

         Upon exercise of a nonqualified stock option, its holder recognizes ordinary income in an amount equal to the difference between the fair market value of Biomed common stock at the time of exercise and the exercise price. Generally, Biomed is entitled to a corresponding tax deduction for compensation income recognized by the holder. Upon the subsequent sale of the shares acquired in the exercise, the holder will recognize a short-term or long-term capital gain or loss, depending on the length of time he or she has held the shares.

         Plan Amendment and Termination

         The Plan will remain effective until no further awards may be granted or there are no more awards remaining under the Plan. The Board may amend or terminate the Plan at any time. An amendment is subject to shareholder approval if it increases the number of shares available for issuance under the Plan, permits the grant of an incentive stock option at an exercise price less than that set forth in the Plan, changes the class of individuals eligible for participation in the Plan, or permits the grant of awards after the Plan termination date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We currently lease our administrative offices from Dr. Ahmad Moradi. Dr. Moradi is an officer and director of our company. These offices are leased at $200 per month on a month to month basis.

         Since inception, we have been dependent upon Dr. Moradi for working capital advances. Our chief executive officer has made advances to our company since inception. The balance of advances payable to Dr. Moradi at August 31, 2001 was $1,076. The advances were made under an oral agreement and are payable on demand.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 40,000,000 shares of common stock, par value $.0001 per share, of which 11,144,767 shares were issued and outstanding as of the date of this registration statement. The currently issued and outstanding shares of common stock are fully paid and non-assessable. Holders of the shares of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges. Holders of common stock are entitled to receive ratably such dividends as we may declare and to participate ratably in the distribution of any assets legally available for distribution with respect to the common stock. We do not expect to pay dividends for the foreseeable future.

PREFERRED STOCK

         Our Articles of Incorporation provide for 10,000,000 shares of blank check preferred stock, par value $.0001, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as our Board of Directors may determine. As of the date of this offering, no preferred stock is issued and outstanding.

STOCK OPTIONS

         We have designated 3,000,000 shares of common stock for our employee stock option plan. To date, no options have been issued under this plan.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         There is no trading market for our 11,144,767 outstanding shares of common stock. Except for 515,000 shares of our common stock, all of our outstanding shares of common stock are defined as restricted stock under the Securities Act. Of these shares, 7,211,067 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, the sale of our outstanding shares is subject to Rule 144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above.

         There are currently 58 holders of record of our common stock.

         We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid for the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2. LEGAL PROCEEDINGS

         None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On December 31,1999, we issued 373,000 shares of our common stock to a consultant to our company as compensation for services provided. These shares were valued at $0.03 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 1, 2000, we issued 1,100,000 shares of our common stock to two of our key employees in connection with their employment agreements. The shares were valued at $0.03 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act. The consultants received information concerning our company and had the opportunity to ask questions regarding our company.

         On April 14, 2000, we issued 100,000 shares of our common stock to two outside consultants as payment for services provided. The shares were valued at $0.03 per share of common stock. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         In December, 2000, we issued an aggregate of 3,000,000 shares of our common stock to three officers of our company. These shares were issued in lieu of payment for services provided to our company and were valued at $0.03 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 12, 2001, we issued 499,167 shares of our common stock to three of our employees as consideration for salaries accrued during the year ended 2000. These shares were valued at $1.00 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         On April 17, 2001, as a result of the acquisition of Sure Medical, Inc., we issued 4,730,250 shares of our common stock to 11 stockholders of Sure. These shareholders were all accredited. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act and rule 506 under regulation D. The former shareholders of Sure received information concerning our company and had the opportunity to ask questions regarding our company.

         In April 2001 we issued an aggregate 5,500 shares of our common stock to 2 consultants as payment for services. These shares were valued at $1.00 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act. The consultants received information concerning our company and had the opportunity to ask questions regarding our company.

         On July 3, 2001, we issued an aggregate of 22,500 shares of common stock to nine members of our advisory board. The shares were issued as consideration for joining and participating on our advisory boards. These shares were valued at a price of $1.00 per share. The shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act. The members of our advisory board received information concerning our company and had the opportunity to ask questions regarding our company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our articles of incorporation, as amended, provide that Biomed must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. Our by-laws further provide that the we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification provided in the by-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. Biomed's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, our best interests.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Biomed has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

         See Index to Financial Statements for a listing of the financial statements filed with this Form 10-SB.

                                    PART III

ITEM 1. EXHIBIT INDEX

         Exhibit Number       Description
         --------------       -----------

             3.1(a)           Certificate of Incorporation
             3.1(b)           Certificate of Amendment
             3.1(c)           Certificate of Amendment
             3.2              Bylaws
             4.1              Specimen Common Stock Certificate
            10.1              2001 Stock Option Plan
            10.2              Form of Share Exchange Agreement with Sure Medical
                              Shareholders
            10.3              Employment Agreement with Moradi
            10.4              Employment Agreement with Rosner
            10.5              Employment Agreement with Clippinger
            10.6              Agreement with UNTHSC and My-tech to obtain rights
                              to the Bioavailability Booster
             21               Subsidiaries of the Company
             99               Patent

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BIOMED RESEARCH TECHNOLOGIES, INC.


Date: October 10, 2001              By: /s/ Ahmad Moradi
                                       -----------------------------------------
                                    Ahmad Moradi, Chief Executive Officer,
                                    President and Director


Date: October 10, 2001              By: /s/ Steven Rosner
                                       -----------------------------------------
                                    Steven Rosner, Vice President, Chief
                                    Operating Officer and Director


Date: October 10, 2001              By: /s/ Donald Clippinger
                                       -----------------------------------------
                                    Donald Clippinger, President and Director


Date: October 10, 2001              By: /s/ Richard Paull
                                       -----------------------------------------
                                    Richard Paul, Principal Accounting Officer

                       BIOMED RESEARCH TECHNOLOGIES, INC.
                      F/K/A DUNHILL MEDINET WORLDWIDE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 2000

                                TABLE OF CONTENTS

Independent Auditor's Report......................................................................................1

Financial Statements:

      Balance Sheets as of December 31, 1999 and 2000 and
          unaudited as of August 31, 2001.........................................................................2

      Statements of Operations for the years ended December 31, 1999 and 2000 and unaudited for the eight month period ended August 31, 2001 and for the period from October 6, 1996 (inception) through August 31, 2001......................................3

      Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 1999 and 2000 and unaudited for the eight month period ended August 31, 2001.............................................................................4

      Statements of Cash Flows for the years ended December 31, 1999 and 2000 and unaudited for the eight month period ended August 31, 2001 and for the period from October 6, 1996 (inception) through August 31, 2001......................................5

Notes to Financial Statements..................................................................................6-11

                 [DASZKAL BOLTON MANELA DEVLIN & CO. LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Biomed Research Technologies, Inc.
f/k/a Dunhill Medinet Worldwide, Inc.

We have audited the accompanying balance sheets of Biomed Research Technologies, Inc. f/k/a Dunhill Medinet Worldwide, Inc. (a development stage company), as of December 31, 1999 and 2000, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biomed Research Technologies, Inc. f/k/a Dunhill Medinet Worldwide, Inc., as of December 31, 1999 and 2000, and the results of its operations and its cash flows for the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                      /S/ DASZKAL BOLTON MANELA DEVLIN & CO.


Boca Raton, Florida
August 24, 2001

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

                                                              ASSETS
                                                                                                                 (UNAUDITED)
                                                                        DECEMBER 31,       DECEMBER 31,           AUGUST 31,
                                                                           1999                2000                 2001
                                                                        ------------       ------------          -----------
Current assets:
  Cash                                                                   $      --           $      --           $    10,518
                                                                         ---------           ---------           -----------
       Total current assets                                                     --                  --                10,518
                                                                         ---------           ---------           -----------

Property and equipment, net                                                  1,740               1,044                 9,412
                                                                         ---------           ---------           -----------

Other assets:
  Technology and patent rights, net                                             --                  --             4,387,500
                                                                         ---------           ---------           -----------
       Total other assets                                                       --                  --             4,387,500
                                                                         ---------           ---------           -----------

       Total assets                                                      $   1,740           $   1,044           $ 4,407,430
                                                                         =========           =========           ===========

                                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accrued expenses                                                       $ 258,275           $ 804,860           $   684,910
  Due to related parties                                                       953                 953                 1,076
                                                                         ---------           ---------           -----------
       Total current liabilities                                           259,228             805,813               685,986
                                                                         ---------           ---------           -----------

Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value,
    10,000,000 shares authorized, -0- shares
    issued and outstanding                                                      --                  --                    --
  Common stock, $0.0001 par value; 40,000,000
    shares authorized, issued and outstanding,
    1,374,350 shares at December 31, 1999,
    4,374,350 shares at December 31, 2000
    and 11,144,767 shares at August 31, 2001                                   137                 437                 1,114
  Additional paid-in capital                                                52,098             141,798             5,577,306
  Stock subscription payable                                                11,190              47,190                    --
  Deficit accumulated during the development stage                        (320,913)           (994,194)           (1,856,976)
                                                                         ---------           ---------           -----------
       Total stockholders' equity (deficit)                               (257,488)           (804,769)            3,721,444
                                                                         ---------           ---------           -----------

       Total liabilities and stockholders' equity (deficit)              $   1,740           $   1,044           $ 4,407,430
                                                                         =========           =========           ===========

                 See accompanying notes to financial statements.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

                                                                                                                 (UNAUDITED)
                                                                                                                  OCTOBER 9,
                                                                                               (UNAUDITED)           1996
                                                                                              EIGHT MONTHS       (INCEPTION)
                                                          YEAR ENDED         YEAR ENDED           ENDED             THROUGH
                                                         DECEMBER 31,       DECEMBER 31,        AUGUST 31,         AUGUST 31,
                                                             1999              2000               2001                2001
                                                         ------------       ------------      ------------       ------------
Revenues                                                 $        --        $        --        $        --        $        --
                                                         -----------        -----------        -----------        -----------

Operating expenses:
  Selling, general and administrative expenses               272,365            672,585            748,871          1,738,072
  Depreciation and amortization                                1,159                696            113,911            118,904
                                                         -----------        -----------        -----------        -----------
       Total operating expenses                              273,524            673,281            862,782          1,856,976
                                                         -----------        -----------        -----------        -----------

Net loss                                                 $  (273,524)       $  (673,281)       $  (862,782)       $(1,856,976)
                                                         ===========        ===========        ===========        ===========

Net loss per share, basic and diluted                    $     (0.20)       $     (0.19)       $     (0.10)
                                                         ===========        ===========        ===========

Average weighted number of
  shares outstanding, basic and diluted                    1,374,350          3,601,747          8,663,904
                                                         ===========        ===========        ===========

                See accompanying notes to financial statements.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                PREFERRED STOCK              COMMON STOCK
                                                            -----------------------     -----------------------     ADDITIONAL
                                                              SHARES         AMOUNT       SHARES         AMOUNT   PAID-IN CAPITAL
                                                            -----------      ------     -----------      ------   ----------------
Balance, October 9, 1996 (Inception)                                 --      $  --               --      $   --      $       --
Issuance of common stock for cash                                    --         --               --          --              --
Net loss - December 31, 1996                                         --         --               --          --              --
                                                            -----------      -----      -----------      ------      ----------
Balance, December 31, 1996                                           --         --               --          --              --
Issuance of founders shares                                          --         --        1,275,000         127              --
Issuance of common stock for cash                                    --         --           17,200           2          45,648
Issuance of common stock for acquisition                      3,000,000        300               --          --              --
Net loss - December 31, 1997                                         --         --               --          --              --
                                                            -----------      -----      -----------      ------      ----------
Balance, December 31, 1997                                    3,000,000        300        1,292,200         129          45,648
Issuance of founders shares                                          --         --           80,000           8              --
Issuance of common stock for cash                                    --         --            2,150          --           6,450
Rescission of acquisition and cancellation of stock          (3,000,000)      (300)              --          --              --
Net loss - December 31, 1998                                         --         --               --          --              --
                                                            -----------      -----      -----------      ------      ----------
Balance, December 31, 1998                                           --         --        1,374,350         137          52,098
Common stock granted for services                                    --         --               --          --              --
Net loss - December 31, 1999                                         --         --               --          --              --
                                                            -----------      -----      -----------      ------      ----------
Balance, December 31, 1999                                           --         --        1,374,350         137          52,098
Issuance of common stock for services                                --         --        3,000,000         300          89,700
Common stock granted for services                                    --         --               --          --              --
Common stock granted for services                                    --         --               --          --              --
Net loss -  December 31, 2000                                        --         --               --          --              --
                                                            -----------      -----      -----------      ------      ----------
Balance, December 31, 2000                                           --         --        4,374,350         437         141,798
(UNAUDITED)
Issuance of common stock for services                                --         --          499,167          50         499,117
Issuance of common stock granted in prior periods                                         1,513,000         151          45,239

Acquisition of Sure Medical, Inc.                                    --         --        4,730,250         473       4,863,155
Issuance of common stock for services                                --         --           28,000           3          27,997
Net loss - August 31, 2001 (unaudited)                               --         --               --          --              --
                                                            -----------      -----      -----------      ------      ----------
Balance, August 31, 2001 (unaudited)                                 --      $  --       11,144,767      $1,114      $5,577,306
                                                            ===========      =====      ===========      ======      ==========


                                                            SUBSCRIPTION    ACCUMULATED
                                                              PAYABLE         DEFICIT            TOTAL
                                                            ------------    -----------       -----------
Balance, October 9, 1996 (Inception)                          $     --      $        --       $        --
Issuance of common stock for cash                                   --               --                --
Net loss - December 31, 1996                                        --               --                --
                                                              --------      -----------       -----------
Balance, December 31, 1996                                          --               --                --
Issuance of founders shares                                         --               --               127
Issuance of common stock for cash                                   --               --            45,650
Issuance of common stock for acquisition                            --               --               300
Net loss - December 31, 1997                                        --          (25,037)          (25,037)
                                                              --------      -----------       -----------
Balance, December 31, 1997                                          --          (25,037)           21,040
Issuance of founders shares                                         --               --                 8
Issuance of common stock for cash                                   --                              6,450
Rescission of acquisition and cancellation of stock                                  --              (300)
Net loss - December 31, 1998                                        --          (22,352)          (22,352)
                                                              --------      -----------       -----------
Balance, December 31, 1998                                          --          (47,389)            4,846
Common stock granted for services                               11,190                             11,190
Net loss - December 31, 1999                                        --         (273,524)         (273,524)
                                                              --------      -----------       -----------
Balance, December 31, 1999                                      11,190         (320,913)         (257,488)
Issuance of common stock for services                               --               --            90,000
Common stock granted for services                               33,000               --            33,000
Common stock granted for services                                3,000               --             3,000
Net loss -  December 31, 2000                                       --         (673,281)         (673,281)
                                                              --------      -----------       -----------
Balance, December 31, 2000                                      47,190         (994,194)         (804,769)
(UNAUDITED)
Issuance of common stock for services                               --               --           499,167
Issuance of common stock granted in prior periods              (47,190)              --            (1,800)

Acquisition of Sure Medical, Inc.                                   --               --         4,863,628
Issuance of common stock for services                                                --            28,000
Net loss - August 31, 2001 (unaudited)                              --         (862,782)         (862,782)
                                                              --------      -----------       -----------
Balance, August 31, 2001 (unaudited)                          $     --      $(1,856,976)      $ 3,721,444
                                                              ========      ===========       ===========

                 See accompanying notes to financial statements.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

                                                                                                                        (UNAUDITED)
                                                                                                                         OCTOBER 9,
                                                                                                        (UNAUDITED)         1996
                                                                                                        EIGHT MONTHS    (INCEPTION)
                                                                         YEAR ENDED      YEAR ENDED        ENDED          THROUGH
                                                                        DECEMBER 31,    DECEMBER 31,     AUGUST 31,      AUGUST 31,
                                                                            1999            2000            2001            2001
                                                                        -----------     -----------     -----------     -----------
Cash flows from operating activities:
    Net loss                                                            $  (273,524)    $  (673,281)    $  (862,782)    $(1,856,976)
    Adjustments to reconcile net loss to net
      cash used by operating activities:
        Depreciation and amortization                                         1,159             696         113,911         118,904
        Common stock issued for services                                         --          90,000         572,557         662,557
    Changes in assets and liabilities, net effect of acquisitions:
        Increase (decrease) in accrued expenses                             258,275         546,585        (119,950)        690,911
                                                                        -----------     -----------     -----------     -----------
Net cash used in operating activities                                       (14,090)        (36,000)       (296,264)       (384,604)
                                                                        -----------     -----------     -----------     -----------

Cash flows from investing activities:
    Cash acquired in acquisition                                                 --              --         170,000         170,000
    Purchase of property, plant and equipment                                    --              --          (9,778)        (15,816)
                                                                        -----------     -----------     -----------     -----------
Net cash provided by investing activities                                        --              --         160,222         154,184
                                                                        -----------     -----------     -----------     -----------

Cash flows from financing activities:
    Increase (decrease) in related party loans                               (5,047)             --         193,750         188,703
    Stock subscription payable                                               11,190          36,000         (47,190)             --
    Proceeds from sale of common stock, net of costs                             --              --              --          52,235
                                                                        -----------     -----------     -----------     -----------
Net cash provided by financing activities                                     6,143          36,000         146,560         240,938
                                                                        -----------     -----------     -----------     -----------

Net increase (decrease) in cash                                              (7,947)             --          10,518          10,518
                                                                        -----------     -----------     -----------     -----------

Cash at beginning of period                                                   7,947              --              --              --
                                                                        -----------     -----------     -----------     -----------

Cash at end of period                                                   $        --     $        --     $    10,518     $    10,518
                                                                        ===========     ===========     ===========     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:

Non-cash investing and financing activities:
    Common stock issued for services                                    $        --     $    90,000     $   572,557     $   662,557
                                                                        ===========     ===========     ===========     ===========
    Common stock issued for acquisitions                                $        --     $        --     $ 4,863,628     $ 4,863,628
                                                                        ===========     ===========     ===========     ===========

                See accompanying notes to financial statements.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

Biomed Research Technologies, Inc., f/k/a Dunhill Medinet Worldwide, Inc. (the "Company"), is a development stage Delaware Corporation organized in October of 1996.

On April 17, 2001, the Company acquired all of the outstanding common stock of Sure Medical, Inc. (the "Subsidiary"). Sure Medical, Inc. is a development stage Nevada Corporation organized on December 7, 1999.

The Company through it's Subsidiary is engaged in identifying biomedical discoveries currently available at academic research institutions and developing these technologies into products which will improve human health and the quality of life.

The Company has made no significant revenues to date. The Company has been devoting its efforts to activities such as establishing sources of information, and developing markets for its planned operations. The Company has not yet generated any revenues and, as such, it is considered a development stage company.

Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months to be cash equivalents. The Company has no cash equivalents at December 31, 2000.

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line basis over estimated useful lives of five to seven years.

Patent and Technology Rights (Unaudited)

Patents and technology rights are recorded at purchased cost and amortized over the estimated useful life of the patent using the straight-line method. Accumulated amortization at August 31, 2001 was $112,500. The Company assesses whether its intangible assets are impaired as required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" based on an evaluation of undiscounted projected cash flows through the remaining amortization period. If impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset.

Revenue Recognition

The Company recognizes revenue when services are rendered or when products are delivered.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Basic Loss Per Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

Diluted Loss Per Share

Fully diluted loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

Stock Compensation

The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Under SFAS 123, companies may, however, measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Companies that apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to account for such plans under the provisions of APB No. 25. Effective January 1, 2001, the company has adopted a Stock Option Plan, and the Company will account for stock options granted to consultants under SFAS 123. The total number of shares of common stock reserved and available for issue under the Plan is 3,000,000 shares. At December 31, 2000 no stock options had been granted under the Plan.

Principles of Consolidation (Unaudited)

The consolidated financial statements include the accounts of Biomed Research Technologies, Inc. and its wholly owned subsidiary, Sure Medical Inc. at August 31, 2001. All inter-company accounts and transactions have been eliminated in consolidation.

The financial statements as presented reflect the results of operations of the Company for the eight months ended August 31, 2001, and of Sure Medical, Inc. for four months ended August 31, 2001.

Unaudited Interim Information

The information presented as of August 31, 2001 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of August 31, 2001, and the results of its operations and its cash flows for the eight months ended August 31, 2001 and the stockholders' equity for the eight months ended August 31, 2001. The results of operations for the eight-month period ended August 31, 2001 are not necessarily indicative of the results for the full year.

NOTE 3 - ACQUISITION (UNAUDITED)

In April 2001 the Company entered into a stock transfer agreement with the shareholders of Sure Medical, Inc., a Nevada company. According to the terms of the agreement all of the outstanding shares of Sure Medical, Inc. were acquired by the Company in exchange for 4,730,250 shares of the Company's stock valued at $1.03 per share. The total acquisition price was $4,863,628. This acquisition was recorded using the purchase method of accounting. The purchase price was allocated to the assets acquired based on their estimated fair values. No goodwill was recorded. The results of operations since the date of acquisition are included in the Company's consolidated financial statements for the period ending August 31, 2001.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - ACQUISITION (UNAUDITED), CONTINUED

The following summarizes the fair value of the assets acquired and liabilities assumed of Sure Medical, Inc.:

         Cash                                    $   170,000
         Loans receivable, Biomed                    193,750
         Patents and technology rights             4,500,000
         Due to related parties                         (122)
                                                 -----------
         Net assets                              $ 4,863,628
                                                 ===========

The Company's patents and technology rights were acquired through an agreement entered into by and between the University of North Texas Health Science Center ("UNTHSC") and My-Tech, Inc. Under the agreement entered into in March 2001, Sure Medical received the exclusive license and assignment of certain technologies from My-Tech, Inc. in return for 1,000,000 shares of Sure Medical common stock. Under the agreement, UNTHSC will be entitled to a 2% royalty from gross revenues in excess of $865,000 received by Sure Medical for commercial application of the technologies.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                                                           (UNAUDITED)
                                                       DECEMBER 31,      DECEMBER 31,       AUGUST 31,
                                                          1999              2000               2001
                                                       ------------      ------------      -----------
         Computer equipment                               $ 6,037           $ 6,037           $ 15,572
         Software                                              --                --                244
                                                          -------           -------           --------
              Total                                         6,037             6,037             15,816
              Less: accumulated depreciation               (4,297)           (4,993)            (6,404)
                                                          -------           -------           --------
              Property and equipment, net                 $ 1,740           $ 1,044           $  9,412
                                                          =======           =======           ========

Depreciation expense for the years ended December 31, 2000 and 1999 was $696 and $1,159, respectively, and for the eight months ended August 31, 2001 was $1,411.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's related party transactions are summarized as follows:

                                                                                         (UNAUDITED)
                                                          DECEMBER 31,     DECEMBER 31,   AUGUST 31,
                                                             1999             2000           2001
                                                          ------------     ------------  -----------
         Loans payable at beginning of period               $ 6,000           $953          $  953
         Advances (payments) during the period               (5,047)            --             123
                                                            -------           ----          ------
         Balance at end of period                           $   953           $953          $1,076
                                                            =======           ====          ======

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

In addition, the Company's administrative office is leased on a month to month basis for $200 per month from an officer and director of the Company. During the years ended December 31, 2000 and 1999, the Company paid approximately $1,200 and $-0-, respectively, to the officer/director for rent.

NOTE 6 - COMMITMENTS UNDER EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with three employees. Under two of the three agreements, in the event employment is terminated (other than voluntarily by the employee or by the Company for cause or upon the death of the employee), the Company is committed to pay certain benefits. These are:

         1) the greater of (I) three years' base salary, or (II) the base salary due to Employee for the remaining term of this Agreement, in either case at the greater of the rate in effect at the date of the change in control of Company or at the date of termination; plus

         2) an amount equal to a multiple of two (2) times the largest total of the bonuses previously paid in any one year by Company to Employee pursuant to the provisions of Section 4.2 hereof.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accrued expenses and loans to related parties approximate fair value because of their short maturities.

NOTE 8 - STOCKHOLDERS EQUITY

During the year ended December 31, 1999, the Company issued its common stock for cash and in exchange for services as follows:

The Company granted 373,000 shares of its common stock to an officer of the Company, as consulting fees at $0.03 per share of common stock. The Company recorded compensation expense of $11,190.

During the year ended December 31, 2000, the Company issued its common stock for cash and in exchange for services as follows:

The Company issued 1,000,000 shares of its common stock to each of three officers of the Company for a total of 3,000,000 shares. These shares were issued in lieu of payment for services provided to the Company, and were issued at a price of $0.03 per share. Compensation expense of $90,000 was recorded.

The Company granted 1,100,000 shares of its common stock to two of the Company's key employees as payment of bonuses. The Company recorded compensation expense of $ 33,000 or $0.03 per share of common stock.

The Company granted 100,000 shares of its common stock to two outside consultants in lieu of services. The Company recorded compensation expense of $3,000 or $0.03 per share of common stock.

During the period ended August 31, 2001, the Company issued its common stock for acquisitions, for cash and in exchange for services as follows:

The Company issued 499,167 shares of its common stock to three key employees as consideration for their 2000 accrued salaries. These shares were issued at $1.00 per share. The Company recorded compensation expense of $499,167.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - STOCKHOLDERS EQUITY, CONTINUED

As a result of the acquisition of Sure Medical, Inc., the Company issued 4,730,250 shares of its common stock to the former stockholders of Sure Medical, Inc.

The Company issued 28,000 shares of its common stock to various consultants and members of the Company's Advisory Board as payment for services. These shares were issued at a price of $1.00 per share. The Company recorded compensation expense of $28,000.

NOTE 9 - INCOME TAXES

Income tax expense (benefit) consists of the following:

                                                           (UNAUDITED)
                           DECEMBER 31,    DECEMBER 31,     AUGUST 31,
                              1999            2000            2001
                           ------------    ------------    -----------
         Current               $--             $--             $--
         Deferred               --              --              --
                               ---             ---             ---
                               $--             $--             $--
                               ===             ===             ===

Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows:

                                                                                           (UNAUDITED)
                                                    DECEMBER 31,       DECEMBER 31,         AUGUST 31,
                                                       1999               2000                 2001
                                                    ------------       ------------        -----------
         Deferred tax assets:
              Net operating losses                   $(64,182)          $(198,899)          $(371,455)
                                                     --------           ---------           ---------
         Total deferred tax assets                    (64,182)           (198,899)           (371,455)
                                                     --------           ---------           ---------

         Deferred tax liabilities:
              Stock issued for services                    --              18,000             114,511
                                                     --------           ---------           ---------
         Total deferred tax liabilities                    --              18,000             114,511
                                                     --------           ---------           ---------

         Net deferred tax asset before
           valuation allowance                         64,182             180,899             256,944
         Valuation allowance                          (64,182)           (180,899)           (256,944)
                                                     --------           ---------           ---------
         Net deferred tax assets                     $     --           $      --           $      --
                                                     ========           =========           =========

At August 31, 2001, the Company had an unused net operating loss carry forward of $1,856,976 available for use on its future corporate federal and state income tax returns, expiring in 2017 through 2021. A full valuation allowance has been recorded, as realization is uncertain.

BIOMED RESEARCH TECHNOLOGIES, INC.
(F/K/A DUNHILL MEDINET WORLDWIDE, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - INCOME TAXES, CONTINUED

The net operating loss carryover is summarized below:

         YEAR LOSS ORIGINATED                                YEAR EXPIRING        AMOUNT
         --------------------                                -------------     -----------
         December 31, 1996                                       2016          $        --
         December 31, 1997                                       2017               25,037
         December 31, 1998                                       2018               22,352
         December 31, 1999                                       2019              273,524
         December 31, 2000                                       2020              673,281
         December 31, 2001                                       2021              862,782
                                                                               -----------
                  Total available net operating loss                           $ 1,856,976
                                                                               ===========

The utilization of the above loss carry forwards, for federal income tax purposes, may be subject to limitation resulting from changes in ownership.

NOTE 10 - GOING CONCERN

The Company has minimal capital available to meet future obligations and to carry out its planned operations. The Company is dependent upon its shareholders for its financial support. These factors raise substantial doubt about the Company's ability to continue as a going concern.

In order to begin any significant operations, the Company will have to pursue other sources of capital, such as raising equity and a merger with an operating company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               SURE MEDICAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2000
                     AND THE PERIOD ENDED DECEMBER 31, 1999

                                TABLE OF CONTENTS



Independent Auditor's Report......................................................................................1

Financial Statements:

      Balance Sheets as of December 31, 1999 and 2000 and
          unaudited as of March 31, 2001..........................................................................2

      Statements of Operations for the year ended December 31, 2000 and the period from December 7, 1999 (inception) through December 31, 1999 and unaudited for the three months ended March 31, 2001 and for the period from December 7, 1999 (inception) through March 31, 2001.................................................3

      Statements of Changes in Stockholders' Equity (Deficit) for the year ended
         December 31, 2000 and the period from December 7, 1999 (inception)
         through December 31, 1999 and unaudited for the three months ended
         March 31, 2001...........................................................................................4

      Statements of Cash Flows for the year ended December 31, 2000 and the period from December 7, 1999 (inception) through December 31, 1999 and unaudited for the three months ended March 31, 2001 and for the period from December 7, 1999 (inception) through March 31, 2001.................................................5

Notes to Financial Statements...................................................................................6-9

                 [DASZKAL BOLTON MANELA DEVLIN & CO. LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Sure Medical, Inc.

We have audited the accompanying balance sheets of Sure Medical, Inc., (a development stage company) as of December 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 2000 and for the period from December 7, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sure Medical, Inc., as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and the period from December 7, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations, which can normally be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /S/ DASZKAL BOLTON MANELA DEVLIN & CO.

Boca Raton, Florida
August 24, 2001

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS


                                                             ASSETS
                                                                                                                        (UNAUDITED)
                                                                                 DECEMBER 31,      DECEMBER 31,          MARCH 31,
                                                                                     1999              2000                2001
                                                                                 ------------      -------------        -----------
Current assets:
   Cash                                                                          $         --      $          --        $   200,000
   Shareholder loan receivable                                                             50                 --            163,628
                                                                                 ------------      -------------         ----------
      Total current assets                                                                 50                 --            363,628
                                                                                 ------------      -------------         ----------

Other assets:
   Technology rights and patents                                                           --          3,500,000          4,500,000
                                                                                 ------------      -------------         ----------
      Total other assets                                                                   --          3,500,000          4,500,000
                                                                                 ------------      -------------         ----------

      Total assets                                                               $         50      $   3,500,000        $ 4,863,628
                                                                                 ============      =============         ==========

                                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Note payable                                                                  $         --       $ 3,500,000         $        --
   Due to related parties                                                                  --               122                  --
                                                                                 ------------     -------------          ----------
      Total current liabilities                                                            --         3,500,122                  --
                                                                                 ------------     -------------          ----------

Stockholders' equity (deficit):
   Common stock, $0.001 par value; 75,000,000
     shares authorized, issued and outstanding,
     50,000 shares at December 31, 1999,
     74,000 shares at December 31, 2000
     and 4,730,250 shares at March 31, 2001 and                                            50                74               4,730
   Additional paid-in capital                                                                            30,426           4,929,520
   Deficit accumulated during the development stage                                        --           (30,622)            (70,622)
                                                                                 ------------     -------------          ----------
      Total stockholders' equity (deficit)                                                 50              (122)          4,863,628
                                                                                 ------------     -------------          ----------

      Total liabilities and stockholders' equity (deficit)                       $         50     $   3,500,000          $4,863,628
                                                                                 ============     =============          ==========


                 See accompanying notes to financial statements.

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS


                                                                                                                        (UNAUDITED)
                                                               DECEMBER 7,                                              DECEMBER 7,
                                                                  1999                               (UNAUDITED)           1999
                                                               (INCEPTION)                          THREE MONTHS        (INCEPTION)
                                                                 THROUGH         YEAR ENDED            ENDED              THROUGH
                                                               DECEMBER 31,     DECEMBER 31,          MARCH 31,          MARCH 31,
                                                                  1999              2000                2001                2001
                                                               ------------     ------------        ------------       ------------

Revenues                                                       $         --     $         --        $         --       $         --
                                                               ------------     ------------        ------------       ------------

Operating expenses:
    Selling, general and administrative expenses                         --           30,622              40,000             70,622
                                                               ------------     ------------        ------------       ------------
       Total operating expenses                                          --           30,622              40,000             70,622
                                                               ------------     ------------        ------------       ------------

Net loss                                                       $         --     $    (30,622)       $    (40,000)       $   (70,622)
                                                               ============     ============        ============        ===========


Net loss per share, basic and diluted                          $         --     $      (0.41)       $      (0.01)
                                                               ============     ============        ============


Average weighted number of shares outstanding                        50,000           74,000           3,470,597
                                                               ============     ============        ============

                 See accompanying notes to financial statements.

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                           COMMON STOCK        ADDITIONAL
                                                     -----------------------    PAID-IN         ACCUMULATED
                                                       SHARES        AMOUNT     CAPITAL           DEFICIT       TOTAL
                                                     ---------     ---------  -----------      ------------  -----------

Balance, December 7, 1999 (inception)                       --     $      --  $        --      $         --  $        --
Issuance of founders shares                             50,000            50           --                --           50
Net loss -  December 31, 1999                               --            --                             --           --
                                                     ---------     ---------  -----------      ------------  -----------
Balance, December 31, 1999                              50,000            50           --                --           50
                                                     ---------     ---------  -----------      ------------  -----------

Issuance of common stock for services                    4,000             4        3,996                --        4,000
Cost of issuance of common stock                            --            --       (4,000)               --       (4,000)
Issuance of common stock for cash                       20,000            20       19,980                --       20,000
Contribution of cash and services                           --            --       10,450                --       10,450
Net loss -  December 31, 2000                               --            --           --           (30,622)     (30,622)
                                                     ---------     ---------  -----------      ------------  -----------
Balance, December 31, 2000                              74,000            74       30,426           (30,622)        (122)
                                                     ---------     ---------  -----------      ------------  -----------

(UNAUDITED)
Issuance of common stock for cash                      375,000           375      374,625                --      375,000
Cost of issuance of common stock                            --            --      (22,500)               --      (22,500)
Issuance of common stock for services                   51,250            51       51,199                --       51,250
Conversion of note payable for common stock          3,230,000         3,230    3,496,770                --    3,500,000
Issuance of common stock for purchase of patents     1,000,000         1,000      999,000                --    1,000,000
Net loss -  March 31, 2001 (unaudited)                      --            --           --           (40,000)     (40,000)
                                                     ---------     ---------  -----------      ------------  -----------
Balance, March 31, 2001 (unaudited)                  4,730,250     $   4,730  $ 4,929,520      $    (70,622) $ 4,863,628
                                                     =========     =========  ===========      ============  ===========

                 See accompanying notes to financial statements.

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

                                                                                                                         (UNAUDITED)
                                                                                                                         DECEMBER 7,
                                                                                                     (UNAUDITED)           1999
                                                                                                    THREE MONTHS        (INCEPTION)
                                                            YEAR ENDED         YEAR ENDED              ENDED              THROUGH
                                                           DECEMBER 31,        DECEMBER 31,          MARCH 31,            MARCH 31,
                                                               1999                2000                 2001                2001
                                                           ------------        ------------         -----------         -----------

Cash flows from operating activities:
   Net loss                                                $         --        $    (30,622)        $   (40,000)        $   (70,622)
   Adjustments to reconcile net loss to net
     cash used by operating activities:
      Common stock issued for services                               --              10,000              40,000              50,000
                                                           ------------        ------------         -----------         -----------
Net cash used in operating activities                                --             (20,622)                 --             (20,622)
                                                           ------------        ------------         -----------         -----------

Cash flows from financing activities:
   Increase (decrease) in related party loans                        50                  72            (163,750)           (163,628)
   Repayment of related party loans                                  --                  --                  --                  --
   Subscription payable                                             (50)                 50                  --                  --
   Proceeds from sale of common stock, net of costs                  --              20,500             363,750             384,250
                                                           ------------        ------------         -----------         -----------
Net cash provided by (used in) financing activities                  --              20,622             200,000             220,622
                                                           ------------        ------------         -----------         -----------

Net increase in cash                                                 --                  --             200,000             200,000
                                                           ------------        ------------         -----------         -----------

Cash at beginning of period                                          --                  --                  --                  --
                                                           ------------        ------------         -----------         -----------

Cash at end of period                                      $         --        $         --         $   200,000         $   200,000
                                                           ============        ============         ===========         ===========


SUPPLEMENTAL CASH FLOW INFORMATION:

Non-cash investing and financing activities:
   Common stock issued for services                        $         --        $      4,000         $    11,250         $    15,250
                                                           ============        ============         ===========         ===========
   Technology and patent rights purchased by
     issuing note payable                                  $         --        $  3,500,000         $ 1,000,000         $ 4,500,000
                                                           ============        ============         ===========         ===========
   Conversion of debt to equity                            $         --        $         --         $ 3,500,000         $ 3,500,000
                                                           ============        ============         ===========         ===========


                 See accompanying notes to financial statements.

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF BUSINESS AND DEVELOPMENT STAGE RISK

Sure Medical, Inc. (the "Company") is a development stage Nevada Corporation organized on December 7, 1999. The Company is engaged in identifying biomedical discoveries currently available at academic research institutions and developing these technologies into products that will improve human health and the quality of life.

The Company has made no significant revenues to date. The Company has been devoting its efforts to activities such as establishing sources of information, and developing markets for its planned operations. The Company has not yet generated any revenues and, as such, it is considered a development stage company.

Since its inception, the Company has been dependent upon the receipt of capital investment or other financing to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's product development will be successfully completed or that it will be a commercial success. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months to be cash equivalents. At December 31, 2000 there were no cash equivalents.

Patent and Technology Rights

Patent and technology rights are recorded at purchase cost. Amortization is recorded from the effective date of the patent over the useful life of the patent, usually 17 years. Accordingly, the Company has not recorded any amortization expense in the year ended December 31, 2000.

Revenue Recognition

The Company recognizes revenue when services are rendered or when products are delivered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Basic Loss Per Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

Diluted Loss Per Share

Fully diluted loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Unaudited Interim Information

The information presented as of March 31, 2001 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of March 31, 2001, and the results of its operations and its cash flows for the three months ended March 31, 2001 and the stockholders' equity for the three months ended March 31, 2001. The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of the results for the full year.


NOTE 3 - RELATED PARTY TRANSACTIONS

The Company's related party transactions are summarized as follows:


                                                                       DECEMBER 31,           DECEMBER 31,          MARCH 31, 2001
                                                                           1999                   2000                 (UNAUDITED)
                                                                     ---------------        ---------------         ---------------

                 Loan receivable at beginning of period              $            --        $            50         $          (122)
                 Advances (payments) during the period                            50                   (172)                163,750
                                                                     ---------------        ---------------         ---------------
                 Balance at end of period                            $            50        $          (122)        $       163,628
                                                                     ===============        ===============         ===============

At March 31, 2001, related party receivables primarily consist of amounts due from Biomed Research Technologies, Inc. for working capital loans.


NOTE 4 - NOTES PAYABLE

In March 2000, the Company purchased certain patents and the technology rights to sponsor, fund and acquire the commercial rights to the specific project undertaken by the University of North Texas Health Science Center, known as the "Adrenalin Booster." As consideration, the Company committed to a short-term note payable of $3,500,000. No payments were made in 2000.

In January 2001, this note payable was converted to 3,230,000 shares of common stock (at $1.08 per share) of the Company.


NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accrued expenses, loans to related parties and notes payable approximate fair value because of their short maturities.


NOTE 6 - STOCKHOLDERS' EQUITY

During the period ended December 31, 1999, the Company issued its common stock as follows:

The Company granted 50,000 shares of its common stock to the founder of the Company at par value. The Company received a commitment for a total of $50 in capital contribution for these shares.

During the year ended December 31, 2000, the Company issued its common stock as follows:

The Company had a Private Placement Offering of up to 5,500,00 shares of common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. The Company issued a total of 20,000 shares or common stock at $1.00 per share for a total of $20,000. In exchange for commissions in raising capital, the Company issued 4,000 shares of its common stock with a value of $4,000.

The founder of the Company contributed $10,450 in cash and services to the Company.

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 6 - STOCKHOLDERS' EQUITY CONTINUED

During the period ended March 31, 2001 (unaudited), the Company issued its common stock as follows:

The Company issued a total of $375,000 shares of common stock at $1.00 per share through its Private Placement Offering. The Company obtained a total of $375,000. Costs incurred for the issuance of the common stock was $22,500 of which the Company issued 11,250 shares of its common stock with a value of $11,250.

The Company issued 40,000 shares of common stock for services to an outside consultant. Compensation of $40,000 or $1.00 per share was recorded.

The Company converted the $3,500,000 of debt into 3,230,000 shares of common stock.

The Company issued 1,000,000 shares of common stock, valued at $1,000,000 to the University of North Texas for the purchase of the rights to certain patents and a royalty payment of 2% of gross revenues in excess of $865,000.


NOTE 7 - INCOME TAXES

At March 31, 2001, the Company had an unused net operating loss carry forward of $70,622 available for use on its future corporate federal and state income tax returns expiring in 2021. The tax amounts have been calculated using an effective tax rate of 20%. A full valuation allowance has been recorded, as realization is uncertain.

Income tax (benefit) consists of the following:


                                  DECEMBER 31,      DECEMBER 31,     MARCH 31, 2001
                                      1999              2000          (UNAUDITED)
                                ---------------   ---------------   ---------------

                 Current        $            --   $            --   $            --
                 Deferred                    --                --                --
                                ---------------   ---------------   ---------------
                                $            --   $            --   $            --
                                ===============   ===============   ===============

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities did not give rise to significant portions of deferred taxes at December 31, 1999 and 2000 and at March 31, 2001.

Under FAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets as of December 31, 1999 and 2000 are as follows:

SURE MEDICAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 7 - INCOME TAXES, CONTINUED


                                             DECEMBER 31,         DECEMBER 31,      MARCH 31, 2001
                                                 1999                2000             (UNAUDITED)
                                            --------------      --------------      --------------

        Deferred tax assets:
             Net operating losses           $           --      $       (6,124)     $      (14,124)
                                            --------------      --------------      --------------
        Total deferred tax assets                       --              (6,124)            (14,124)
                                            --------------      --------------      --------------

        Net deferred tax asset before
          valuation allowance                           --              (6,124)            (14,124)

        Valuation allowance                             --               6,124              14,124
                                            --------------      --------------      --------------

        Net deferred tax assets             $           --      $           --      $           --
                                            ==============      ==============      ==============

The net operating loss carryover is summarized below:


        YEAR LOSS ORIGINATED                               YEAR EXPIRING            AMOUNT
        ------------------------------------               -------------       ---------------

        December 31, 1999                                       2019           $            --
        December 31, 2000                                       2020                    30,622
        December 31, 2001                                       2021                    40,000
                                                                               ---------------
          Total available net operating loss                                   $        70,622
                                                                               ===============

The utilization of the above loss carry forwards, for federal income tax purposes, may be subject to limitation resulting from changes in ownership.


NOTE 8 - SUBSEQUENT EVENTS

In April 2001 the Company entered into a stock exchange agreement with the shareholders of Biomed Research Technologies, Inc., a Delaware company. According to the terms of the agreement all of the outstanding shares of the Company were acquired by Biomed in exchange for 4,730,250 shares of the Company's stock valued at $1.03 per share. The total acquisition price was $4,863,628. This acquisition was recorded using the purchase method of accounting. The purchase price was allocated to the assets acquired based on their estimated fair values.


NOTE 9 - GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the organization will continue as a going concern. The organization has negative cash flows from operations and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's continued existence as a going concern will require the infusion of new capital. It is anticipated that the Company will effect this through the stock transfer agreement with Biomed Research Technologies, Inc. in April 2001.

                       BIOMED RESEARCH TECHNOLOGIES, INC.

(b) Pro financial information.

On April 17, 2001, Biomed Research Technologies, Inc., acquired 100% of the outstanding common stock of Sure Medical, Inc. As consideration, the registrant issued 4,730,250 shares of its common stock in exchange for all of the outstanding shares of common stock of the shareholders of Sure Medical, Inc.

The following Pro Forma Combined Balance Sheet of the Registrant has been prepared by management of the Registrant based upon the balance sheets of the Registrant as of December 31, 2000. The Pro Forma Balance Sheets also includes Sure Medical, Inc.'s Balance Sheet as of December 31, 2000. The Pro Forma Combined Statement of Operations was prepared based upon the statement of operations for the Registrant for the twelve months ended December 31, 2000. The Pro Forma Statement of Operations also includes Sure Medical, Inc. statement of operations for the twelve months ended December 31, 2000. The pro forma statements give effect to the transaction under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to pro forma combined financial statements. The pro forma combined balance sheet as of December 31, 2000 gives effect to the acquisition as if it had occurred as of December 31, 2000. The pro forma combined statement of operations for the year ended December 31, 2000, gives effect to the acquisition as if it had occurred as of January 1, 2000.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma combined financial statements do not purport to represent what the combined companies' financial position or results of operations would actually have been had the acquisition occurred on such date or as of the beginning of the period indicated, or to project the combined companies' financial position or results of operations for any future period.

BIOMED RESEARCH TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
PRO FORMA COMBINED BALANCE SHEETS
DECEMBER 31, 2000
(UNAUDITED)

                                                 BIOMED RESEARCH           SURE
                                                TECHNOLOGIES, INC.     MEDICAL, INC.               PRO FORMA
                                                ------------------   -----------------     --------------------------
                                                DECEMBER 31, 2000    DECEMBER 31, 2000     ADJUSTMENTS     COMBINED
                                                ------------------   -----------------     -----------    -----------

Current assets:
Cash                                                $       --          $        --        $        --    $        --
Prepaid and other assets                                    --                   --                 --
                                                    ----------          -----------        -----------    -----------
Total current assets                                        --                   --                 --             --

Property and equipment, net                              1,044                   --                 --          1,044
                                                    ----------          -----------        -----------    -----------


Other assets:
Patents and technology rights                               --            3,500,000                         3,500,000
                                                    ----------          -----------        -----------    -----------
Total other assets                                          --            3,500,000                 --      3,500,000

                                                    ----------          -----------        -----------    -----------
Total assets                                        $    1,044          $ 3,500,000        $        --    $ 3,501,044
                                                    ==========          ===========        ===========    ===========

Current liabilities:
Accrued expenses                                    $  804,860          $        --        $        --        804,860
Due to related parties                                     953                  122                 --          1,075
                                                    ----------          -----------        -----------    -----------
Total current liabilities                              805,813                  122                 --        805,935

Stockholders' equity (deficit):
Common stock                                               437                3,304(a)          (3,304)           437
Additional paid in capital                             141,798            3,527,196(a)         (27,318)     3,641,676
Subscription payable                                    47,190                   --                 --         47,190
Accumulated deficit during development
 stage                                                (994,194)             (30,622)(a)         30,622       (994,194)
                                                    ----------          -----------        -----------    -----------
Total stockholders' equity (deficit)                  (804,769)           3,499,878                 --      2,695,109

                                                    ----------          -----------        -----------    -----------
Total liabilities and stockholders' equity          $    1,044          $ 3,500,000        $        --    $ 3,501,044
                                                    ==========          ===========        ===========    ===========

1. The Pro Forma Balance Sheet at December 31, 2000, is based upon the balance sheets of the Registrant and Sure Medical, Inc. as of December 31, 2000.

(a) The purchase price for the acquisition of all of the common stock of Sure Medical, Inc, was 4,730,250 shares at $0.74 per share. There is no goodwill associated with the transaction.

BIOMED RESEARCH TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
(UNAUDITED)

                                         BIOMED RESEARCH            SURE
                                       TECHNOLOGIES, INC.       MEDICAL, INC.
                                       -------------------   -------------------          PRO FORMA
                                       TWELVE MONTHS ENDED   TWELVE MONTHS ENDED   ------------------------
                                        DECEMBER 31, 2000     DECEMBER 31, 2000    ADJUSTMENTS    COMBINED
                                       -------------------   -------------------   -----------   ----------
Revenues earned                            $       --              $    --                       $       --
Operating expense:
Selling, general and
  administrative                              672,585               30,622                          703,207
Depreciation and amortization                     696                   --                              696
                                           ----------              -------          --------     ----------
Total operating expense                       673,281               30,622                          703,903
                                           ----------              -------          --------     ----------
Net loss                                   $  673,281              $30,622                       $  703,903
                                           ==========              =======          ========     ==========
Basic net loss per share                   $    (0.19)                                           $    (0.08)
                                           ==========                                            ==========
Weighted average shares
  outstanding                               3,601,747                                             8,331,997
                                           ==========                                            ==========
Fully diluted net loss per share           $    (0.19)                                           $    (0.08)
                                           ==========                                            ==========
Fully diluted average shares
  outstanding                               3,601,747                                             8,331,997
                                           ==========                                            ==========

1. The Pro Forma Statement of Operations for the year ended December 31, 2000 is based upon the twelve months ended December 31, 2000 for the Registrant and Sure Medical, Inc., and gives effect to the acquisition as if it had occurred on January 1, 2000.

(b) There is no goodwill associated with the transaction, and no amortization expense.

                       BIOMED RESEARCH TECHNOLOGIES, INC.

(b) Pro financial information.

On April 17, 2001, Biomed Research Technologies, Inc., acquired 100% of the outstanding common stock of Sure Medical, Inc. As consideration, the registrant issued 4,730,250 shares of its common stock in exchange for all of the outstanding shares of common stock of the shareholders of Sure Medical, Inc.

The following Pro Forma Combined Balance Sheet of the Registrant has been prepared by management of the Registrant based upon the balance sheets of the Registrant as of March 31, 2001. The Pro Forma Balance Sheets also includes Sure Medical, Inc.'s Balance Sheet as of March 31, 2001. The Pro Forma Combined Statement of Operations was prepared based upon the statement of operations for the Registrant for the three months ended March 31, 2001. The Pro Forma Statement of Operations also includes Sure Medical, Inc. statement of operations for the three months ended March 31, 2001. The pro forma statements give effect to the transaction under the purchase method of accounting and the assumptions and adjustments in the accompanying notes to pro forma combined financial statements. The pro forma combined balance sheet as of March 31, 2001 gives effect to the acquisition as if it had occurred as March 31, 2001. The pro forma combined statement of operations for the year ended March 31, 2001, gives effect to the acquisition as if it had occurred as of January 1, 2001.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma combined financial statements do not purport to represent what the combined companies' financial position or results of operations would actually have been had the acquisition occurred on such date or as of the beginning of the period indicated, or to project the combined companies' financial position or results of operations for any future period.

BIOMED RESEARCH TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
PRO FORMA COMBINED BALANCE SHEETS
MARCH 31, 2001
(UNAUDITED)

                                                 BIOMED RESEARCH          SURE
                                                TECHNOLOGIES, INC.    MEDICAL, INC.                PRO FORMA
                                                ------------------   --------------        --------------------------
                                                  MARCH 31, 2001     MARCH 31, 2001        ADJUSTMENTS     COMBINED
                                                ------------------   --------------        -----------    -----------

Current assets:
Cash                                               $    24,636         $   200,000         $        --    $   224,636
Prepaid and other assets                                                   163,628                  --        163,628
                                                   -----------         -----------         -----------    -----------
Total current assets                                    24,636             363,628                  --        388,264

Property and equipment, net                              9,800                  --                  --          9,800
                                                   -----------         -----------         -----------    -----------


Other assets:
Patents and technology rights                               --           4,500,000                          4,500,000
                                                   -----------         -----------         -----------    -----------
Total other assets                                          --           4,500,000                  --      4,500,000

                                                   -----------         -----------         -----------    -----------
Total assets                                       $    34,436         $ 4,863,628         $        --    $ 4,898,064
                                                   ===========         ===========         ===========    ===========


Current liabilities:
Accrued expenses                                   $   944,985         $        --         $        --        944,985
Due to related parties                                 164,703                                      --        164,703
                                                   -----------         -----------         -----------    -----------
Total current liabilities                            1,109,688                  --                  --      1,109,688

Stockholders' equity (deficit):
Common stock                                               437               4,730(a)           (4,257)           910
Additional paid in capital                             141,798           4,929,520(a)          (66,365)     5,004,953
Subscription payable                                    47,190                  --                  --         47,190
Accumulated deficit during development
 stage                                              (1,264,677)            (70,622)(a)          70,622     (1,264,677)
                                                   -----------         -----------         -----------    -----------
Total stockholders' equity (deficit)                (1,075,252)          4,863,628                  --      3,788,376

                                                   -----------         -----------         -----------    -----------
Total liabilities and stockholders' equity         $    34,436         $ 4,863,628         $        --    $ 4,898,064
                                                   ===========         ===========         ===========    ===========

1. The Pro Forma Balance Sheet at March 31, 2001, is based upon the balance sheets of the Registrant and Sure Medical, Inc. as of March 31, 2001.

(a) The purchase price for the acquisition of all of the common stock of Sure Medical, Inc, was 4,730,250 shares at $1.03 per share. There is no goodwill associated with the transaction.

BIOMED RESEARCH TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001
(UNAUDITED)

                                         BIOMED RESEARCH            SURE
                                       TECHNOLOGIES, INC.       MEDICAL, INC.
                                       -------------------   -------------------          PRO FORMA
                                       THREE MONTHS ENDED    THREE MONTHS ENDED    ------------------------
                                         MARCH 31, 2001        MARCH 31, 2001      ADJUSTMENTS    COMBINED
                                       -------------------   -------------------   -----------   ----------
Revenues earned                            $       --              $    --                       $       --
Operating expense:
Selling, general and
  administrative                              269,954               40,000                          309,954
Depreciation and amortization                     529                   --                              529
                                           ----------              -------          --------     ----------
Total operating expense                       270,483               40,000                          310,483
                                           ----------              -------          --------     ----------
Net loss                                   $  270,483              $40,000                       $  310,483
                                           ==========              =======          ========     ==========
Basic net loss per share                   $    (0.06)                                           $    (0.03)
                                           ==========                                            ==========
Weighted average shares
  outstanding                               4,374,350                                             9,104,600
                                           ==========                                            ==========
Fully diluted net loss per share           $    (0.06)                                           $    (0.03)
                                           ==========                                            ==========
Fully diluted average shares
  outstanding                               4,374,350                                             9,104,600
                                           ==========                                            ==========

1. The Pro Forma Statement of Operations for the three months ended March 31, 2001 is based upon the three months ended March 31, 2001 for the Registrant and Sure Medical, Inc., and gives effect to the acquisition as if it had occurred on January 1, 2001.

(b) There is no goodwill associated with the transaction, and no amortization expense.